UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Conflict Minerals Disclosure

ESPEY MFG. & ELECTRONICS CORP.

(Exact Name of Registrant as Specified in Charter)

NEW YORK	001-04383	14-1387171
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

233 Ballston Avenue, Saratoga Springs, New York	12866
(Address of Principal Executive Offices)	(Zip Code)

Patrick Enright, Jr. President and CEO	(518) 245-4400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Espey Mfg. & Electroncis Corp. (the “Company”) has filed a Conflict Minerals Report for the calendar year ended December 31, 2018 as Exhibit 1.01 to this Specialized Disclosure Report on Form SD.

A copy of Espey’s Conflict Minerals Report is publicly available on the Company’s website at www.espey.com.

Item 1.02 Exhibit

A copy of Espey’s Conflict Minerals Report as required by Item 1.01 is provided as Exhibit 1.01 hereto.

Section 2 - Exhibits

Item 2.01 Exhibit

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 30, 2019	ESPEY MFG. & ELECTRONICS CORP.
	By:	/s/ Patrick Enright, Jr.
Patrick Enright, Jr. President and CEO